

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2009

By U.S. mail and facsimile to (86) (10) 6599-7300

Mr. Xiaoyuan Yuan, Principal Accounting Officer
China Fire & Security Group, Inc.
B-2508 TYG Center, C2
Dongsanhuanbeilu,
Chaoyang District, Beijing 100027,
People's Republic of China

> **RE: China Fire & Security Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **File No. 1-33588**

Dear Mr. Yuan:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief